Ken Mooso
Admin 1d ·

Hello Group,

Our core belief is that investing isn't just for the wealthy, and our mission is so ***anyone can invest***! If you believe in our mission and our team, join us and become part of the future of investing by owning a part of the community/ **PersonaFi** . Here is the link to get exclusive access before Wefunder sends it out to millions of other potential investors. https://wefunder.com/personafi

(Disclosure)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


NEW YORK STOCK EXCHANGE